SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

RESONANT INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76118L102

(CUSIP Number)

Michael J. Fox

Park City Capital, LLC

200 Crescent Court, Suite 1575

Dallas, Texas 75201

(214) 855-0800

With a Copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118L102	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL OFFSHORE MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,035,000*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,035,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,035,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON CO

________________

*	Does not include warrants to purchase 335,000 shares of common stock.

CUSIP No. 76118L102	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,035,000*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,035,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,035,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IA

________________

*	Does not include warrants to purchase 335,000 shares of common stock.

CUSIP No. 76118L102	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON MICHAEL J. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	10,700*
	8	SHARED VOTING POWER	1,035,000**
	9	SOLE DISPOSITIVE POWER	10,700*
	10	SHARED DISPOSITIVE POWER	1,035,000**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,045,700***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON IN

________________

*	Does not include warrants to purchase 10,700 shares of common stock.
**	Does not include warrants to purchase 335,000 shares of common stock.

CUSIP No. 76118L102	13D	Page 5 of 7 Pages

This Amendment No. 5 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 5”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 26, 2015, as amended (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Resonant Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 5, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons in this Statement, including brokerage commissions, was approximately $6,401,816. The source of funds was working capital of the Master Fund and, for the shares held directly by Mr. Fox, Mr. Fox’s personal funds (approximately $31,940).

Item 4. Purpose of Transaction.

On April 25, 2016, as part of the Company’s financing transaction, the Master Fund purchased 335,000 units, and Mr. Fox purchased an additional 10,700 units, of the Company at the price of $2.985 per unit. Each unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $2.86 per share. The warrants become exercisable six months after closing and have a three-year term. The units were purchased from the Company in a private placement.

In addition, on April 25, 2016, the Company entered into a registration rights agreement with the Master Fund, Mr. Fox and other investors in the offering described above, pursuant to which the Company agreed to register for resale by the investors the shares of Common Stock, and the shares of Common Stock issuable upon exercise of the warrants, purchased in the offering.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Mr. Fox in his capacity as a director of the Company, or by such board of directors with the participation of Mr. Fox. Each of the Reporting Persons reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,045,700 shares of Common Stock, which represents approximately 11.1% of the Company’s outstanding shares of Common Stock. In addition, the Reporting Persons hold warrants to purchase 345,700 shares of Common Stock. Mr. Fox and the Master Fund directly hold the number and percentage of shares of Common Stock disclosed as beneficially owned by him or it in the applicable table set forth on the cover page to this Statement. Mr. Fox has the sole power to vote and to dispose of the shares and warrants directly held by him, as disclosed in the applicable table set forth on the cover page to this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on 9,403,977 shares of Common Stock issued and outstanding as of April 25, 2016.

CUSIP No. 76118L102	13D	Page 6 of 7 Pages

(c) The information regarding unit purchases set forth in Item 4 above is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of

the Issuer.

The information regarding unit purchases set forth in Item 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1	Securities Purchase Agreement between the Company and the Reporting Persons and the other investors party thereto, filed as Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on April 26, 2016 and incorporated herein by reference.

99.2	Form of Warrant issued by the Company to the Reporting Persons and the other investors, filed as Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on April 26, 2016 and incorporated herein by reference.

99.3	Registration Rights Agreement between the Company, the Reporting Persons and the other investors party thereto, filed as Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on April 26, 2016 and incorporated herein by reference.

CUSIP No. 76118L102	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: April 27, 2016

PARK CITY CAPITAL OFFSHORE MASTER, LTD.		PARK CITY CAPITAL, LLC

By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox,		Michael J. Fox,
	Director		Manager

MICHAEL J. FOX

		By:	/s/ Michael J. Fox
Michael J. Fox